Exhibit (a)(5)(A)

GlobalSCAPE Announces Preliminary Results of its Modified Dutch Auction Tender Offer

SAN ANTONIO, Texas – September 20, 2018 –– GlobalSCAPE, Inc. (NYSE American: GSB), (“GlobalSCAPE” and/or the “Company”) today announced the preliminary results of its previously announced modified Dutch auction tender offer (“Tender Offer”) to purchase up to $15,000,000 in value of shares of its common stock, par value $0.001 per share (the “Shares”) at a purchase price not greater than $4.50 nor less than $4.00 per share. The Tender Offer expired at 12:00 midnight, New York City time, on Wednesday, September 19, 2018.

Based on the preliminary count by American Stock Transfer & Trust Company, the Depositary for the Tender Offer, approximately 5.2 million Shares were properly tendered and not withdrawn, at or below the final purchase price of $4.20 per Share, including approximately 146,000 Shares that were tendered through notice of guaranteed delivery.

In accordance with the terms and conditions of the Tender Offer and based on the preliminary count by the Depositary, the Company expects to acquire approximately 4 million Shares at a price of $4.20 per Share, for an aggregate cost of approximately $16.9 million, excluding fees and expenses relating to the Tender Offer. Included within the Shares expected to be accepted for purchase are approximately 440,000 Shares that the Company elected to purchase pursuant to its right to increase the size of the Tender Offer by up to 2.0% of the Company’s outstanding common stock. As such, the Company has been informed by the Depositary that the preliminary proration factor for the Tender Offer is approximately 77%. The Shares expected to be acquired represent approximately 18% of the total number of Shares issued and outstanding as of September 19, 2018. The Company anticipates that, based on such preliminary results, Shares tendered at or above $4.30 per Share will not be acquired.

Following consummation of the Tender Offer, the Company expects to have approximately 18 million Shares outstanding.

The number of Shares tendered and not withdrawn is preliminary and is subject to verification by the Depositary and to the proper delivery of all Shares tendered and not properly withdrawn (including Shares tendered pursuant to guaranteed delivery procedures which are assumed to be delivered with the two-trading day settlement period). The actual number of Shares validly tendered and not withdrawn will be announced promptly following completion of the verification process. Promptly after such announcement, the Depositary will issue payment for the Shares validly tendered and accepted under the Tender Offer, and return all other Shares tendered and not purchased. Payment for Shares will be made in cash, without interest.

As noted in the offer to purchase relating to the Tender Offer, the Company may also purchase additional Shares in the future in the open market subject to market conditions. The Company may also purchase Shares in private transactions, tender offers, or otherwise. Under applicable securities laws, however, the Company may not purchase any Shares until after October 3, 2018. Any future purchases of Shares by the Company will depend on many factors, including the market price of the Shares, the results of the Tender Offer, results of operations, financial position and capital requirements, general business conditions, legal, tax and regulatory constraints or restrictions, any contractual restrictions and other factors it deems relevant.

Stephens Inc. is serving as sole dealer manager for the Tender Offer. Investor questions concerning the Tender Offer may be directed to the information agent, D.F. King & Co., Inc., at (877) 297-1744 or email globalscape@dfking.com.

About GlobalSCAPE, Inc.

GlobalSCAPE, Inc. (NYSE American: GSB) is a pioneer in securing and automating the movement and integration of data seamlessly in, around and outside your business, between people and places, in and out of the cloud. GlobalSCAPE provides technology that automates your work and secures your data, while giving visibility to those who need it. GlobalSCAPE makes business flow brilliantly.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “would,” “exceed,” “should,” “anticipates,” “believe,” “expect,” and variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that a statement is not a forward-looking statement. These forward-looking statements are based upon the Company’s current expectations and are subject to a number of risks, uncertainties and assumptions. The Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Among the important factors that could cause the actual results of the operations or financial condition of the Company to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, the overall level of consumer spending on our products; general economic conditions and other factors affecting consumer confidence; disruption and volatility in the global capital and credit markets; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, our information systems’ legal, regulatory, political and economic risks in international markets; the results of our reduction in force; the discovery of additional information relevant to the internal investigation; the conclusions of the Company’s Audit Committee (and the timing of the conclusions) concerning matters relating to the internal investigation; the possibility that additional errors relevant to the recently completed restatement may be identified; pending litigation and other proceedings and the possibility of further legal proceedings adverse to the Company resulting from the restatement or related matters; the costs associated with the restatement and the investigation, pending litigation and other proceedings and possible future legal proceedings; reduction in our cash and cash equivalents as a result of the Tender Offer; and our decreased “public float” (the number of Shares owned by non-affiliate stockholders and available for trading in the securities markets) as a result of the Tender Offer and other share repurchases. More information on potential factors that could affect the Company’s financial results is included from time to time in the Company’s public reports filed with the SEC, including the Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. All forward-looking statements included in this press release are based upon information available to the Company as of the date of this press release and speak only as of the date hereof.

GlobalSCAPE Investor Relations Contact
ir@GlobalSCAPE.com

GlobalSCAPE Public Relations Contact
Zintel Public Relations
Matthew Zintel
matthew.zintel@zintelpr.com